3/15

07021854

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Avalon Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 04427

FISCAL YEAR 8-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 3/15/07

FILE NO. 82-4427



# AVALON VENTURES LTD.

AR/S
8-31-06

ANNUAL REPORT 2006

METALS OF THE FUTURE


3
Li
Lithium
4
Be
Beryllium
31
Ga
Gallium
32
Ge
Germanium
37
Rb
Rubidium
39
Y
Yttrium
64
Gd
Gadolinium
49
In
Indium
55
Cs
Cesium
73
Ta
Tantalum
58
Ce
Cesium
60
Nd
Neodymium
63
Eu
Europium







Board of Directors

Board Meeting, December 11, 2006



# CORPORATE PROFILE

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company with a primary focus on rare metals and industrial minerals with high technology applications: "The Metals of the Future" These include lithium, tantalum, cesium, beryllium, indium and the rare earth elements such as yttrium, gadolinium, neodymium and europium.

Avalon is rapidly becoming a leader in the field of rare metals project development and has interests in five such projects all located in Canada, three of which are at an advanced stage of development. Avalon offers investors unique exposure to more than a dozen different rare metals and industrial minerals that are now vital in applications in consumer electronics, energy production and conservation, aerospace, automotive and telecommunications.

## CORPORATE INFORMATION

as of December 6, 2006

| | |
|---|---|
| Shares Outstanding | 48,842,248 |
| Fully Diluted | 53,542,248 |
| Market Price Range in Dec. 06 | C $0.85-1.10 |
| Market Capitalization (F.D.) | C $52.2 million |
| Year High/Low | C $1.69/$0.105 |
| All-time High (1997) | C $3.45 |
| Exchange Listing | TSX Venture - Tier 1 |
| U.S. Registration | SEC 12g3-2(b): 82-4427 |

# PRESIDENT'S MESSAGE





Dear Shareholders,

The mineral commodities super-cycle continued through 2006 and, after a corrective phase through the summer and fall, appeared poised to continue into 2007. Metal and mineral prices remain strong across the board as demand continues to grow unabated, driven mainly by the industrialization of Asia, while supplies remain constrained as the mineral industry struggles to catch up after years of inadequate investment in exploration and new mine development. The demand for rare metals is increasing not only because of these factors but also because of important new market applications in the fields of alternative energy, electronics, communications and transportation technology with the hybrid car being the most familiar example. All this is good news for the shareholders of Avalon Ventures Ltd.

During the first half of 2006 investor interest in resource stocks extended to the small cap sector and many junior companies such as Avalon saw their share prices rise to all-time highs. In Avalon's case the share price reached a high of $1.69, its highest level since 1998, the year following the discovery of the Separation Rapids lithium-tantalum deposit. At the date of this report, the stock was trading around $1.00, a 100% increase over its price range from 12 months ago.

Increased interest in the resource sector in 2006 created new financing opportunities that allowed Avalon to raise over $3.0 million during the year to fund new work programs and replenish its working capital to the healthiest levels ever achieved during my twelve year tenure as CEO of the Company. At the date of this report, the Company was contemplating taking advantage of readily-available flow-through financing to secure new exploration funding for 2006 and maintain its working capital position for investor relations, administration and advanced exploration.

In 2006, Avalon made substantial progress towards its goal of achieving production from its rare minerals projects at Separation Rapids and Warren Township. A 300 tonne bulk sample was extracted from the Separation Rapids property and further sampling is anticipated in 2007. As the presently contemplated lithium minerals product from Separation Rapids is a direct shipping ore, it is conceivable that this operation could be generating revenues in 2007. A 1000 tonne bulk sampling program is being planned for the Warren Township anorthosite project in 2007 to provide a large volume calcium feldspar product sample for furnace trials by a major international glass manufacturer and, if successful, this work could lead to a production decision in 2007.

However, Avalon's top priority project is the Thor Lake rare metals project in the Northwest Territories. This project appears to be a world class resource of the rare earth elements and also contains substantial resources of other valuable rare metals including beryllium, tantalum and gallium. At the date of this report the Company was awaiting receipt of the scoping study on this project which will provide NI 43-101 compliant resource estimates on rare metal mineralization in both the Lake Zone and North T deposits. The study will also provide a preliminary economic model of the project to give investors an idea of its potential value. With this study in hand, we believe the project will begin to attract the attention it deserves as a unique rare earths investment opportunity. Plans for 2007 include a major drilling program on the Lake Zone deposit to upgrade the rare earth resource estimates, define higher grade sub-zones and generate the data required to complete a production feasibility study.

Another major priority in 2007 will be increased investor relations efforts designed to attract more institutional investors to Avalon, broaden investor interest generally and increase daily trading volumes. Preliminary work in 2006 revealed a growing appetite amongst U.S. investors for exposure to rare metals due to their strategic importance to the U.S. economy - particularly in the development of alternative energy and aerospace technologies. We will be building on this work in 2007. In addition, the Company is considering applying for a listing on the Toronto Stock Exchange in 2007, which should further increase the Avalon's attractiveness to institutional investors.

Finally, to achieve all these goals in 2007, Avalon will be expanding its management team and re-locating to new office space in downtown Toronto in early January, with sufficient space to accommodate new staff. Recruiting experienced managerial personnel is a significant challenge as the global mineral commodities boom has created a human resources shortage of geoscientists, engineers and other professionals. On the other hand, the Company is fortunate to have an exceptionally talented team of technical consultants available to it whose combined expertise covers all of the Company's key requirements for its advanced mineral development projects.

All the elements are now in place for Avalon to begin to reap the rewards of its investment to date in a portfolio of top quality rare metals assets. The future for the rare metals has indeed arrived. I look forward to 2007 with great optimism as I see the real possibility of achieving our long-standing goal of attaining production and cash flow from the Separation Rapids project, and the distinct prospect for creation of substantial shareholder value by demonstrating the quality of the Thor Lake rare earths project to the investment community.

Finally, I would like to thank you, our shareholders, for your patience and continuing support, as we emerge from a period of relative inactivity and finally begin to realize the full potential of Avalon Ventures Ltd. as an industry leader in the field of rare metals exploration and development.

On behalf of the Board,



Donald S. Bubar,
President & CEO
December 4, 2006



# MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL STATEMENTS

For the twelve months ended August 31, 2006



This Management Discussion and Analysis ("MDA") of Avalon Ventures Ltd. (the "Company") provides analysis of the Company's financial results for the twelve months ended August 31, 2006. The following information should be read in conjunction with the accompanying audited financial statements and the notes to the audited financial statements.

This MDA includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical fact, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. This report is prepared as of ***November 30, 2006.***

## NATURE OF BUSINESS AND OVERALL PERFORMANCE

Avalon Ventures Ltd. (the "Company") is a Canadian junior mineral exploration and development company listed on the TSX Venture Exchange. The Company operates exclusively in Canada with a primary focus on rare metals and industrial minerals including feldspars, lithium, tantalum, cesium, beryllium, yttrium and rare earth elements ("REE's"), and a secondary focus on exploration for copper and gold deposits.

The Company is in the process of exploring or developing six of its eight mineral resource properties. Three of the six active projects (Red Hill, U6 Savant and East Kemptville) are at an early stage where drilling is required to delineate resources. The other three (Thor Lake, Separation Rapids and Warren Township) are industrial mineral or rare metals properties that are at a more advanced stage with defined mineral reserves or resources that independent consultants have determined are potentially economic, provided that suitable sales contracts with customers for the mineral products can be arranged. Bulk sampling programs to supply product samples to potential customers are in progress on both the Warren Township and Separation Rapids projects, while additional drilling is being planned for the Thor Lake project to expand the potentially recoverable REE resource base on the property.

In 2006, the Company made another important addition to its portfolio of rare metals assets with the acquisition of a special licence for the East Kemptville indium project in the Nova Scotia. This project offers shareholders exposure to yet another strategically important rare metal for which high technology is creating new demand. This property was a historical producer of tin from a deposit type which also typically contains rare metals mineralization such as indium, gallium and germanium in association with copper and zinc. Sampling undertaken by the Company in 2005 confirmed the presence of anomalous indium mineralization in the deposit which had not been previously recognized. Indium, like other rare metals such as the REE's, has experienced a 400%

increase in price over the past 4 years due to rising demand from the electronics industry, where indium is a critical material in the new generation of flat-screen TV's. Compilation of historical data is planned for 2007 to be followed by drilling to establish rare metal resources in a zone that was initially developed primarily as a tin resource.

Markets for mineral commodities in general have continued to strengthen over the past three years in response to rising demand from Asia and tightening supplies. Some of the strongest demand growth has been for rare metals such as the rare earth elements with new applications created by technological advances. This also applies to industrial minerals like the Company's lithium mineral product from the Separation Rapids project for which a promising new potential market emerged in 2005 and the Company's calcium feldspar product from Warren Township.

Increased media attention on the rare metals and their growing importance in modern society, has helped create new investor interest in companies like Avalon, resulting in the appreciation of the market value of the Company's shares in 2005 and in to the first half of 2006 when the share price briefly reached an eight year high of $1.69. The Company took advantage of the improved market conditions and raised over $3.0 million in new financing through a private placement and the exercise of in-the-money warrants and options. Market conditions and access to capital generally remains very favourable for junior resource companies.

The new financing led to an increase in business activity during the year although progress on some projects has been slowed by an industry-wide shortage of human resources. Attracting new senior staff and increasing the administrative capacity of the Company will be a priority in 2007, and plans are now in place to move in to new larger office space in January, 2007, to accommodate additional staff. Cognizant of the cyclical nature of the resource industry, management will continue to be cautious about increasing its overhead costs too rapidly. A steady public and investor relations effort designed to protect and enhance shareholder value, will continue to be a priority.

Developing our advanced industrial minerals projects to production and cash flow remains management's top priority, with Thor Lake being the highest priority project due to the exceptional quality of the REE resource now recognized there. Advancing the Company's two base and precious metals project will continue as a second priority due to strong market interest in these commodities and the promising results received to date from both projects.

With six active promising projects, identifying new project opportunities is not a high priority for the Company at the present time although management is always interested in evaluating possible transactions or business combinations that are of potential long term strategic value.

## SELECTED ANNUAL INFORMATION

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following selected financial data for each of the three most recently completed financial years are derived from the audited annual financial statements of the Company, which were prepared in



accordance with Canadian generally accepted accounting principles.

| For the Years Ending August 31, | 2006 | 2005 | 2004 |
|---|---|---|---|
| | $ | $ | $ |
| Net revenues | 87,588 | 414 | 1,478 |
| Loss before discontinued operations and extraordinary items | 1,287,581 | 472,733 | 1,670,178 |
| Loss before discontinued operations and extraordinary items, per share | 0.03 | 0.01 | 0.06 |
| Loss before discontinued operations and extraordinary items, per share fully diluted | n/a | n/a | n/a |
| Net loss | 1,287,581 | 472,733 | 1,670,178 |
| Net loss, per share | 0.03 | 0.01 | 0.06 |
| Net loss, per share fully diluted | n/a | n/a | n/a |
| Total assets | 6,930,933 | 4,311,718 | 3,919,123 |
| Total long term liabilities | - | - | - |
| Cash dividends | - | - | - |

The Company has recorded losses in all of the three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any write-offs of mineral properties abandoned during the period. The Company expects to increase its level of business activity in coming years and consequently investors should anticipate that the Company's annual operating losses will also increase until a new operation begins to generate cash flow.

## RESULTS OF OPERATIONS

### *Exploration and Development Activities*



Resource property expenditures during the year ended August 31, 2006 increased by 58%, year over year, totaling $961,986, compared to expenditures of $609,501 in the previous fiscal year. 97% of the annual expenditures were allocated to work programs on three projects; Red Hill, Thor Lake and Separation Rapids. These expenditures were funded from the proceeds of the private placement financing completed in January, 2006 and the exercise of share purchase warrants during the year.

After write-off of expenditures totalling $15,574 for one abandoned property (Mussy Lake), the total for resource properties on the Balance Sheet at August 31, 2006 increased by $946,412 to $4,765,999. Costs for other projects formally abandoned during the year, including Lower Mount Thom, Raleigh Lake and Dianne Lake had already been written off in prior years. The Separation Rapids project, with $3,431,049 in deferred exploration and development expenditures accounts for 72% of the total on the balance sheet followed by Thor Lake at 14% and Red Hill at 10%.

On the **Thor Lake project**, expenditures during the year ended August 31, 2006 totaled $337,105. The program consisted primarily of geological compilation work costing $252,872 and involving re-sampling and assaying of historical drill cores and detailed mineralogical studies to evaluate the REE potential of the Lake Zone deposit. This data was used to initiate a scoping study on the rare earth element potential of the project by Wardrop Engineering budgeted at $110,000 which was still in progress at year end. Direct costs for this study incurred up to August 31, 2006 totaled $49,979.

The scoping study also included an audit of historical reserve estimates for the North T beryllium deposit for compliance with current reporting standards under NI 43-101. Subsequent to year end, the scope of work for this audit was changed to a new resource estimate when it was discovered that the historical reserve estimates did not include some REE-rich sub-zones because they did not meet the beryllium only cut-off grade criteria employed at the time. This delayed completion of the scoping study, which was still pending as at the date of this report.

Mineralogical studies have revealed that the REE mineralization in the North T deposit is largely contained in an yttrium mineral called xenotime which is highly sought after because of its tendency to preferentially concentrate the more valuable heavy rare earth elements over the much more abundant light rare earths. The xenotime mineralization in the North T deposit exhibits such a favourable REE distribution. REE mineralization in the Lake Zone also exhibits a favourable distribution but different mineralogy with a mineral called fergusonite exhibiting a similar heavy REE-dominant distribution as the xenotime in the North T deposit.

It is clear from preliminary results from the scoping study that further drilling is required in the Lake Zone to delineate a 43-101 compliant REE resource estimate. Compilation of historical data has identified a potential REE-enriched sub-zone in the southern part of the deposit that will be the focus of follow-up drilling. This is now scheduled for March-April, 2007, pending receipt of requisite land-use permits. Community consultation efforts required under applicable land use legislation in the NWT are on-going and management is optimistic that it can work closely with the local communities, although the situation is complicated by virtue of overlapping outstanding native land claims that remain unresolved as at the date of this report.

In 2005, the Company entered into option agreements with Teck Cominco Limited to earn 100% interests in each of its **Red Hill copper-zinc-silver-gold and U6 Savant gold** projects. Following preliminary work in 2005, $397,906 was expended on the Red Hill project and $14,131 on U6 Savant, although a $150,000 drilling program was carried out on U6 Savant subsequent to year-end.

In 2006, two drilling programs totalling 2,395 metres in 10 holes were completed on the **Red Hill** copper-zinc-silver-gold project to test targets defined from compilation work and geological mapping that resulted in a structural model for the property. Initial drill-testing of targets based on this model in November, 2005 produced positive results in one area called the Red Hill sector, which were followed up in May-July, 2006. In particular, down-hole Pulse EM geophysical surveys in hole #05-23 detected a strong off-hole conductor representing a new target for copper-zinc massive sulphide mineralization. This target was tested with four holes drilled in June-July, 2006.





One of these holes intersected high grade copper-zinc-silver-gold mineralization assaying 10.15% copper, 5.45% zinc, 1.41 g/t gold and >30ppm silver over 1.74 metres. Subsequent to year-end, down-hole pulse EM surveys were successfully completed in this hole as well as a second hole with the results indicating a strong off-hole conductor in an undrilled area to the west, where the faulted continuation of the high grade intercept is inferred to exist. This anomaly represents a top priority target for further drilling and will be tested as soon as a rig and crew becomes available in 2007. Airborne geophysical surveys to look for other targets elsewhere on the property are also planned for 2007.

A Phase 1 diamond drilling program was carried out on the **U6 Savant gold** project subsequent to year end, to test gold targets identified from compilation work carried out in 2005. A total of 978 metres were drilled in six holes at a budgeted cost of $150,000. Zones of disseminated pyrite-pyrrhotite-chalcopyrite mineralization, similar to those which have produced significant gold values in previous work of up to 2.72 g/t Au over 0.9 metres and 3.15 g/t Au over 1 metre, were intersected in all six holes. Assay results were still pending as at the date of this report, but it is anticipated that follow-up work will be warranted on this interesting gold prospect in 2007.

The **Separation Rapids lithium** project was re-activated during the year following the identification of a new potential customer for the lithium feldspar product and the receipt of an order for a 300 tonne product bulk sample. Expenditures during the year totaled $198,924 of which $163,923 was incurred in the collection and processing of the bulk sample, including expenditures to upgrade the access road. Most of the remaining expenditures ($33,965) were related to permitting for the bulk sampling work which involved holding public information meetings in Kenora and Whitedog in order to re-activate the Company's advanced exploration permit. As at the date of this report, the Company was awaiting instructions on shipping the bulk sample after the customer, which is also a development stage company, experienced a delay in getting its pilot plant operational.

A new potential customer from the glass industry was also identified in 2006 for the calcium feldspar product from the **Warren Township anorthosite** project. Expenditures totalling $8,218 were incurred during the year for test sample preparation and market development work related to servicing this new customer's research needs. The specifications of the product test sample were found to be acceptable to the customer and discussions commenced with regard to processing and delivering a large volume product sample for full scale furnace trials. Three potential facilities for carrying out this processing work were identified and investigated subsequent to year end. As at the date of this report, preparations were being made to proceed with the bulk sampling program, with a process plant in southern Alberta being the most likely destination for the ore sample, which is now planned to be 1,000 tonnes.

Subsequent to year-end, the Company finally received the Special Licence from the government of Nova Scotia (originally applied for in 2005) to explore parts of the past-producing **East Kemptville** tin deposit for rare metals, notably indium. Sampling by the Company in 2005 demonstrated that Indium occurs in anomalous levels of up to 120ppm in a zone covered by the Special Licence that also contains anomalous tungsten, gallium and germanium along with tin, zinc and copper.

The Special Licence grants mineral rights to 880 acres of land and, in addition, the Company has acquired a second contiguous exploration licence covering an additional 1,440 acres along strike to the southwest, in an area known as Ike's Ridge, bringing the Company's combined landholdings in the area to 2,320 acres. Surface rights to the mine area are still retained by a local subsidiary of BHP Billiton, which is continuing to conduct environmental remediation work at the site. The Company will have to negotiate access rights with BHP Billiton before commencing physical work on the property.

The Special Licence has a three year renewable term and the Company is required to invest $2.25 million in exploration and development work over the three year period. Cumulative expenditures to August 31, 2006, including all acquisition and due diligence costs, total just $6,841. A $50,000 work program is planned for 2007 involving a compilation of historical data and re-logging and sampling of historical drill cores. This could lead to a follow-up drilling program later in the year.

### *Administration*

Administrative expenses for the year ended August 31, 2006 totalled $1,359,595 (of which $424,058 were incurred during the fourth quarter compared with $100,172 during the same quarter in 2005). The annual total represented more than a 300% increase over the previous year's total of $331,862, an obvious reflection of a greatly increased level of business activity in the Company during the year. However, stock-based compensation at $612,632 accounts for almost half the total administrative expenses for the year compared with just $13,050 in 2005, when few incentive stock options were granted.

If one excludes stock-based compensation (as a non-cash item) from the totals they become $746,963 for 2006 and $318,812 for 2005 reflecting a 134% increase in cash expenditures for administrative expenses. The major areas of increased expenditures (other than stock-based compensation) were salaries, consulting fees, travel and investor relations. Other administrative costs were generally comparable to the previous year relative to the overall increase in activity. Increased cash balances in the Company's bank accounts resulted in increased interest income of $54,851 compared with $414 in 2005. A foreign exchange gain was realized on private placement subscription proceeds remitted in US dollars during a period when the Canadian dollar was strengthening. Total revenues of $87,588 reduced the annual operating loss to 1,272,007.

After write-off of expenditures related to one property abandoned during the year (Mussy Lake), this brought the net loss for the year to $1,287,581 or $0.03 per share. The net loss of $1,287,581 compares to a loss of $472,733 during the previous period, the difference being mainly attributable to the increase in administrative expenses incurred during the year.

Expenditures on public and investor relations activities during the year ended August 31, 2006 totaled $155,374 (of which $44,125 were incurred during the fourth quarter compared to $21,248 during the same quarter in 2005). The annual total represents a 174% increase over the previous year's total of $56,735, reflecting a significant expansion of the Company's investor relations programs ("IR") as a part of an overall effort to increase the Company's profile in the marketplace.

The new IR initiatives included retaining two new investor relations consultants during the year (O/M Partners of New York, NY and David Ellis of Toronto, ON) to complement the internet-based IR services



provided by Agora Investor Relations and Stockgroup Information Systems Inc, and the WI-Link information dissemination service. In addition, the Company continues to retain Northern Geotech Services on an intermittent basis to provide periodic telephone updates to shareholders and assist with trade show presentations. The Company participated in four such shows over the year.

During the year, the Company engaged Proteus Capital Corp. ("Proteus") of New York, NY, as a financial advisor and to complete a comprehensive research report on the Company. This was completed during the third quarter and used to provide a detailed third party analysis on the Company to institutional investors in the United States. O/M Partners ("O/M") were retained to identify and introduce the Company to such U.S. institutions potentially having an interest in small cap resource companies and rare metals. An initial round of meetings with U.S. institutions held during the fourth quarter revealed that there is considerable interest in the rare metals and especially the Rare Earth Elements, because of their strategic importance to the U.S. economy and the lack of domestic U.S. supply sources.

As a result of the strong interest expressed during these initial investor meetings, and O/M Partners' extensive experience and background in successfully introducing junior resource companies to U.S. institutions, O/M have been retained on a one year contract to continue this work. As part of their compensation arrangement O/M were granted 100,000 incentive stock options exerciseable at a price of $0.80 for a period of two years with the options vesting at the rate of 25% every three months from the date of grant of the options.

Overall, management has observed considerably stronger interest in the rare metals from U.S. investors than Canadians and consequently, future IR efforts will have an increasing bias towards U.S. markets. These efforts will be accelerated once the scoping study on the rare earth element development potential at Thor Lake is completed and announced, and Proteus has had an opportunity to update its Information Memorandum with the new material. Management is constantly re-assessing its current IR programs for their effectiveness while evaluating new opportunities to increase the profile of the Company in the investor marketplace.



### *Capital expenditures*

During the year ended August 31, 2006, the Company incurred $40,493 in capital expenditures for office and field equipment. Of this total, $35,828 was spent on the purchase of a NITON® portable XRF analyzer which is used to provide quantitative in-the-field analytical data on rock samples. The instrument was used on the Thor Lake project to provide rapid yttrium and REE analyses that might normally take several months to obtain through commercial laboratories. The data is being used to supplement the analytical database for the Thor Lake scoping study.

## SUMMARY OF QUARTERLY RESULTS

The following selected financial data is derived from the unaudited interim financial statements of the Company, which were prepared in accordance with Canadian generally accepted accounting principles



| Fiscal Year | 2006 | | | | 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| For the Quarters Ended | Aug. 31 | May 31 | Feb. 28 | Nov. 30 | Aug. 31 | May 31 | Feb. 28 | Nov. 30 |
| | $ | $ | $ | $ | $ | $ | $ | $ |
| Net revenues | 20,989 | 23,512 | 43,060 | 27 | 34 | 33 | 101 | 246 |
| Loss before discontinued operations and extraordinary items | 403,069 | 450,834 | 230,395 | 203,283 | 253,467 | 73,306 | 98,819 | 47,141 |
| Loss before discontinued operations and extraordinary items, per share | 0.01 | 0.01 | - | 0.01 | 0.01 | - | - | - |
| Loss before discontinued operations and extraordinary items, per share fully diluted | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |
| Net loss | 403,069 | 450,834 | 203,395 | 203,283 | 253,467 | 73,306 | 98,819 | 47,141 |
| Net loss, per share | 0.01 | 0.01 | - | 0.01 | 0.01 | - | - | - |
| Net loss, per share fully diluted | n/a | n/a | n/a | n/a | n/a | n/a | n/a | n/a |

The fluctuation on quarterly net loss is primarily due to the write-downs of resource properties. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value. The write-downs are usually much more significant in terms of dollar amounts in comparison to the Company's expenses for its ordinary activities.

## LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's operations, which consist of the exploration and evaluation of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company's financial success will be dependent on the economic viability of the Separation Rapids, Thor Lake, East Kemptville and/or Warren Township Projects and the extent to which it can discover new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2007 at the earliest.



As at August 31, 2006, the Company had working capital of $1,923,192 (including investments of $22,143) and cash on hand of $2,023,139, sufficient to cover the Company's planned expenditures for at least the next 18 months. In addition, as at the date of this report, there are 3,047,500 in-the-money outstanding common share purchase warrants and incentive stock options expiring within the next 18



months, which if fully exercised, would generate additional funding of $1,169,000. Conditions for accessing additional capital to supplement the Company's current needs are favourable at the present time due to continuing high commodity prices and strong market interest in resource equities.

In view of the Company's relatively healthy present working capital position, management will be selective in evaluating new financing proposals in an effort to balance the shareholders interest in minimizing dilution against future capital requirements. A joint venture with an industry partner or end-user remains an attractive alternative for financing the next stage of development on the Company's three advanced projects at Separation Rapids, Thor Lake and Warren Township projects, where capital requirements are relatively large.

## OFF BALANCE SHEET ARRANGEMENTS

As at August 31, 2006, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

## TRANSACTIONS WITH RELATED PARTIES

All transactions with related parties are in the normal course of business and are measured at the exchange amount. During the twelve months ended August 31, 2006, the Company:

a) incurred consulting fees of $57,500 with an officer and director, which were deferred as resource property costs. As at August 31, 2006 accounts payable included $6,189 payable to this officer and director.

b) incurred accounting and consulting fees of $39,820 with an accounting firm in which an officer is a partner. As at August 31, 2006 accounts payable included $20,141 payable to this accounting firm.

c) as at August 31, 2006 accounts payable included $5,000 in directors' fees payable to the Company's directors.

## PROPOSED TRANSACTIONS

With six active projects and limited human resources, the Company is not aggressively searching for new project acquisition opportunities at the present time and there are no proposals for new projects under active consideration. However, management is always interested in evaluating potential transactions or business combinations that are of possible long term strategic value. Similarly, expressions of interest in providing equity financing on a flow-through basis are frequently received annually late in the calendar year, but no decisions on entering into any such arrangements in calendar 2006 had been made by management as at the date of this report.

## CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There have been no changes in accounting policies during the year ended August 31, 2006.

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement and Section 1530, "Comprehensive Income", effective for the interim periods and year ends for fiscal years commencing on or after October 1, 2006 on a prospective basis.

The Company expects to voluntarily adopt to these new standards September 1, 2006 on a prospective basis.

Section 3855 establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished.

Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

The adoption of these new standards will not have any significant effect on the Company's financial statements.

## FINANCIAL INSTRUMENTS AND OTHER RISK FACTORS

The Company's financial instruments consist of cash and cash equivalents, investments, other receivables and accounts payable.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, other receivables and accounts payable approximate their carrying values.

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value. The fair value of the investments as at August 31, 2006 is $28,841, which is $6,698 higher than the book value. Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies whose shares are often thinly traded and volatile.

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, many of which are outside the Company's control. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.



The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resources interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays in completing work programs on schedule and in meeting program budgets.

## DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of August 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, are designed effectively to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

During the process of review and evaluation, it was determined that the Company's disclosure controls and procedures are operating effectively as at August 31, 2006.

There has been no change in the Company's internal control over financial reporting during the year ended August 31, 2006.



## OUTSTANDING SHARE DATA

### *a) Common and Preferred Shares*

The Company is presently authorized to issue an unlimited number of common shares with out par value. The Company is also authorized to issue up to 25,000,000 preferred shares with out par value, of which none have been issued.

During the year, the Company:

1. Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase

warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

2. Issued 5,624,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,567,350.

3. Issued 325,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $127,500.

Subsequent to the end of the year, the Company issued 1,214,650 common shares pursuant to the exercise of share purchase warrants and incentive stock options priced variously a $0.15, 0.30, 0.38 and 0.55 per share. Accordingly, as at the date of this report, the Company had issued and outstanding 48,817,248 common shares with a recorded value of $23,600,402.

***b) Warrants***

Subsequent to the end of the year, the Company issued 914,650 common shares pursuant to the exercise of an equivalent number of share purchase warrants. As at the date of this report, the Company had an aggregate of 1,750,000 warrants outstanding with a weighted average exercise price of $0.44.

***c) Options***

Subsequent, to the end of the year, the Company issued an aggregate of 400,000 incentive stock options to a consultant and an officer with an exercise price of $0.80, while 300,000 options were exercised and 200,000 unvested options granted earlier in the year to an officer were cancelled upon termination of employment. As at the date of this report, the Company had an aggregate of 2,975,000 incentive stock options outstanding with a weighted average exercise price of $0.48.

## OTHER INFORMATION

Additional information on the Company is available on SEDAR at **www.sedar.com** and on the Company's website at **www.avalonventures.com.**







# AUDITORS' REPORT

**BOLTON & BOLTON**
**Chartered Accountants**



TO THE SHAREHOLDERS OF AVALON VENTURES LTD.

We have audited the balance sheets of Avalon Ventures Ltd. as at August 31, 2006 and 2005, and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Bolton & Bolton

CHARTERED ACCOUNTANTS
UNIONVILLE, ONTARIO
NOVEMBER 17, 2006

AVALON VENTURES LTD.

# BALANCE SHEETS



| As at August 31 | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 2,023,139 | $ 431,420 |
| Receivables and prepaid expenses | 81,185 | 32,785 |
| | 2,104,324 | 464,205 |
| **Investments** (note 3) | 22,143 | 22,143 |
| **Resource Properties** (note 4) | 4,765,999 | 3,819,587 |
| **Property, Plant and Equipment** (note 5) | 38,467 | 5,783 |
| | $ 6,930,933 | $ 4,311,718 |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable (note 8) | $ 203,275 | $ 178,962 |
| **Shareholders' Equity** | | |
| **Share Capital** (note 6) | 23,517,522 | 20,231,715 |
| **Contributed Surplus** (note 7) | 742,970 | 146,294 |
| **Deficit** | (17,532,834) | (16,245,253) |
| | 6,727,658 | 4,132,756 |
| | $ 6,930,933 | $ 4,311,718 |

The accompanying notes form an integral part of these financial statements.

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

DIRECTOR

DIRECTOR

# STATEMENTS OF OPERATIONS AND DEFICIT



| For the years ended August 31 | 2006 | 2005 |
|---|---|---|
| **Revenue** | | |
| Interest | $ 54,851 | $ 414 |
| Foreign exchange | 32,737 | - |
| | 87,588 | 414 |
| **Expenses** | | |
| Amortization | 7,809 | 1,753 |
| Consulting fees (note 8) | 135,649 | 75,520 |
| Directors' fees and expenses | 10,000 | 12,174 |
| Insurance | 5,232 | - |
| Interest and financing costs (note 6b) | 2,098 | 2,487 |
| Office and general | 16,967 | 8,400 |
| Professional fees (note 8) | 95,143 | 89,996 |
| Public and investor relations | 155,374 | 56,735 |
| Rent and utilities | 18,210 | 11,661 |
| Salaries and benefits | 186,989 | 11,205 |
| Shareholders' information | 32,500 | 18,287 |
| Stock-based compensation (note 6d) | 612,632 | 13,050 |
| Transfer and filing fees | 45,308 | 23,057 |
| Travel | 35,684 | 7,537 |
| | 1,359,595 | 331,862 |
| **Loss before the Undernoted Items** | (1,272,007) | (331,448) |
| **Write-down of Resource Properties** (note 4g) | (15,574) | (329,421) |
| **Gain on Sale of Investments** | - | 12,044 |
| **Recoveries from Venture Partners** (note 4f(ii)) | - | 40,000 |
| **Loss before Income Taxes** | (1,287,581) | (608,825) |
| **Future Income Tax Recoveries** | - | 136,092 |
| **Net loss for the Year** | (1,287,581) | (472,733) |
| **Deficit - Beginning of Year** | (16,245,253) | (15,772,520) |
| **Deficit - End of year** | $ (17,532,834) | $ (16,245,253) |
| **Loss per Share** | $ (0.03) | $ (0.01) |
| **Weighted Average Number of Common Shares Outstanding** | 44,134,020 | 34,078,392 |

The accompanying notes form an integral part of these financial statements.

# CASH FLOW STATEMENTS

| For the years ended August 31 | 2006 | 2005 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Cash paid to suppliers and employees | $ (754,637) | $ (166,068) |
| Interest received | 54,851 | 414 |
| Interest paid | (3,440) | (3,920) |
| | (703,226) | (169,574) |
| **Cash Flows from Financing Activities** | | |
| Share capital (note 6b) | 2,793,850 | 549,953 |
| Warrants (note 6b) | 476,000 | 95,152 |
| | 3,269,850 | 645,105 |
| **Cash Flows from Investing Activities** | | |
| Resource property expenditures | (946,912) | (397,285) |
| Recoveries from venture partners | - | 40,000 |
| Proceeds from sale of resource properties (note 4f(i)) | 12,500 | - |
| Proceeds from sale of investments | - | 59,544 |
| Purchase of property, plant and equipment | (40,493) | (3,390) |
| | (974,905) | (301,131) |
| **Change in Cash and Cash Equivalents** | 1,591,719 | 174,400 |
| **Cash and Cash Equivalents - Beginning of Year** | 431,420 | 257,020 |
| **Cash and Cash Equivalents - End of Year** | $ 2,023,139 | $ 431,420 |

| Non-cash Financing and Investing Activities | 2006 | 2005 |
|---|---|---|
| Common shares issued to acquire resource properties (note 6b) | $ - | $ 345,000 |
| Warrants issued to acquire resource properties | - | 12,450 |
| Warrants issued to pay for share issuance costs | - | 3,915 |



1. **Nature of Operations**

The Company is in the process of exploring its mineral resource properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

The Company operates in one geographic area, Canada, and in one industry segment, mining exploration.

2. **Summary of Significant Accounting Policies**

These financial statements are prepared in accordance with accounting principles generally accepted in Canada, and reflect the following significant accounting policies:

a) **Use of Estimates**

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of operations during the reporting period. Significant estimates and assumptions include those related to the recoverability of resource properties and the ability to continue as a going concern. While management believes that the estimates and assumptions are reasonable, actual results could differ from those estimates.

b) **Cash and Cash Equivalents**

Cash and cash equivalents include bank deposits and short-term money market investments which on acquisition have a term to maturity of three months or less.

c) **Resource Properties**

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained, these costs will be amortized on a units-of-production basis. If the properties are abandoned, sold or considered to be impaired in value, the costs of the properties and related deferred expenses will be written down at that time. When deferred expenditures on individual producing properties exceed the estimated net realizable value of undiscounted proven reserves, the properties are written down to the estimated fair value.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Senior management regularly reviews the carrying amount of mineral properties and deferred exploration and development costs to assess whether there has been any impairment in value.

d) **Investments**

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline, in which case the carrying value is reduced to its estimated fair value

e) **Property, Plant and Equipment**

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining-balance method at 30% per annum. Additions during the year are amortized using the half-year rule.

f) **Income Taxes**

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future tax assets are recorded only to the extent that, based on available evidence, it is more likely than not that they will be realized.

g) **Stock Option Compensation**

The Company has one stock option plan that is described in note 6(d). The Company has adopted CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based method of accounting for stock-based transactions.

h) **Foreign Currency Transactions**

Transactions denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Unrealized gains and losses on translation of monetary assets and liabilities are included in the determination of earnings for the year.

i) **Related Party Transactions**

All transactions with related parties are in the normal course of business and are measured at the exchange amount.

j) **Loss Per Share**

Loss per share is computed based on the weighted average number of common shares outstanding during the year. Diluted loss per share has not been disclosed since the exercise of options and warrants would be anti-dilutive.

3. **Investments**

Investments consist of shares purchased from a venture partner and shares received as consideration for resource property interests. All investments are in publicly traded companies. The Company and Radiant Resources Inc. are related by directors in common.

| | 2006 | | |
|---|---|---|---|
| | **Number** | **Book Value** | **Market Value** |
| Alto Ventures Ltd. | 28,571 | $ 3,143 | $ 3,143 |
| Radiant Resources Inc. | 45,000 | 9,000 | 498 |
| Starcore International Ventures Ltd. | 40,000 | 10,000 | 25,200 |
| | | $ 22,143 | $ 28,841 |

| | 2005 | | |
|---|---|---|---|
| | **Number** | **Book Value** | **Market Value** |
| Alto Ventures Ltd. | 28,571 | $ 3,143 | $ 2,857 |
| Radiant Resources Inc. | 45,000 | 9,000 | 20,250 |
| Starcore International Ventures Ltd. | 40,000 | 10,000 | 8,400 |
| | | $ 22,143 | $ 31,507 |

## 4. Resource Properties

For the year ended August 31, 2006:

| | Separation Rapids Rare Metals | Warren Township Anorthosite Project | Thor Lake Rare Metals Project | U6 Savant Gold Project | Red Hill Copper-Zinc-Silver Project | Other | Total |
|---|---|---|---|---|---|---|---|
| note | 4(a) | 4(b) | 4(c) | 4(d) | 4(e) | 4(h) | |
| Acquisition costs | $ - | $ - | $ - | $ - | $ - | $ 5,000 | $ 5,000 |
| Diamond drilling | - | - | 299 | - | 343,564 | - | 343,863 |
| Environmental/permitting | 33,965 | - | 6,780 | - | 2,146 | - | 42,891 |
| Feasibility/engineering studies | - | - | 49,979 | - | - | - | 49,979 |
| Geochemical | 161 | - | 3,542 | - | - | - | 3,703 |
| Geology | 475 | 1,068 | 252,872 | 14,131 | 725 | 702 | 269,973 |
| Geophysical | - | - | - | - | 39,040 | - | 39,040 |
| Metallurgical/market studies | 163,923 | 7,150 | 5,744 | - | - | - | 176,817 |
| Other | 400 | - | 17,889 | - | 12,431 | - | 30,720 |
| Current expenditures | 198,924 | 8,218 | 337,105 | 14,131 | 397,906 | 5,702 | 961,986 |
| Balance - beginning of year | 3,232,125 | 106,058 | 341,698 | 34,042 | 88,951 | 16,713 | 3,819,587 |
| Write-down of resource properties (note 4g) | - | - | - | - | - | (15,574) | (15,574) |
| Balance - end of year | $ 3,431,049 | $ 114,276 | $ 678,803 | $ 48,173 | $ 486,857 | $ 6,841 | $ 4,765,999 |

For the year ended August 31, 2005:

| | Separation Rapids Rare Metals | Warren Township Anorthosite Project | Thor Lake Rare Metals Project | U6 Savant Gold Project | Red Hill Copper-Zinc-Silver Project | Other | Total |
|---|---|---|---|---|---|---|---|
| note | 4(a) | 4(b) | 4(c) | 4(d) | 4(e) | 4(h) | |
| Acquisition costs | $ - | $ - | $ 309,750 | $ 23,850 | $ 23,850 | $ 6,282 | $ 363,732 |
| Diamond drilling | - | - | - | - | - | 31,530 | 31,530 |
| Environmental/permitting | - | - | 1,876 | - | - | - | 1,876 |
| Feasibility/engineering studies | - | 5,784 | - | - | - | - | 5,784 |
| Geochemical | - | - | - | - | - | 528 | 528 |
| Geology | - | 4,643 | 24,966 | 10,192 | 44,796 | 18,229 | 102,826 |
| Geophysical | - | - | - | - | 1,594 | 24,033 | 25,627 |
| Metallurgical/market studies | 7,380 | 39,975 | - | - | - | - | 47,355 |
| Other | 400 | - | 5,106 | - | 18,711 | 6,026 | 30,243 |
| Current expenditures | 7,780 | 50,402 | 341,698 | 34,042 | 88,951 | 86,628 | 609,501 |
| Balance - beginning of year | 3,236,845 | 55,656 | - | - | - | 259,506 | 3,552,007 |
| Sale of resource properties (note 4f(i)) | (12,500) | - | - | - | - | - | (12,500) |
| Write-down of resource properties (note 4g) | - | - | - | - | - | (329,421) | (329,421) |
| Balance - end of year | $ 3,232,125 | $ 106,058 | $ 341,698 | $ 34,042 | $ 88,951 | $ 16,713 | $ 3,819,587 |

a) **Separation Rapids Rare Metals Project, Ontario**

Pursuant to a vested option agreement the Company owns a 100% interest (subject to a 2.0% net smelter returns royalty ("NSR"), half of which can be bought back for $1.0 million) in certain claims in the Paterson Lake area of Ontario.

b) **Warren Township Anorthosite Project, Ontario**

The Warren Township property, located near Foleyet, Ontario, was staked by the Company during the year ended August 31, 2003.

c) **Thor Lake Rare Metals Project, Northwest Territories**

During the year ended August 31, 2005 the Company acquired 100% interest (subject to a 5.5% NSR) in five mining leases covering the Thor Lake rare metals deposit located in the Mackenzie Mining District of the Northwest Territories.

d) **U6 Savant Gold Project, Ontario**

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco Limited ("Teck Cominco") to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) in certain claims located in the Savant Lake area of northwestern Ontario. To vest its 100% interest in the claims, the Company must incur $500,000 in exploration expenditures by December 31, 2008 (of which $24,323 had been incurred by August 31, 2006).

Teck Cominco retains the right to reacquire a 65% interest in the property first by incurring exploration expenditures on the property equal to two and one half times the Company's expenditures to a maximum of $1,250,000 to earn a 51% interest, then by completing a feasibility study on the property at Teck Cominco's sole cost to earn an additional 14% interest. Upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging all the project financing required to bring a mine into production.

e) **Red Hill Copper-Zinc-Silver Project, British Columbia**

During the year ended August 31, 2005 the Company entered into an option agreement with Teck Cominco to acquire a 100% interest (subject to a 2.0% NSR and certain back-in-rights) of Teck Cominco's Red Hill Copper-Zinc-Silver property located in the Kamloops Mining Division of British Columbia. To vest its 100% interest in the property, the Company must incur $1,200,000 exploration expenditures by December 31, 2008 (of which $463,007 had been incurred by August 31, 2006).

Teck Cominco retains the right to reacquire a 65% interest in the property first by incurring exploration expenditures on the property equal to two and one half times the Company's expenditures to a maximum of $3,000,000 to earn a 51% interest, then by completing a feasibility study on the property at Teck Cominco's sole cost to earn an additional 14% interest. Upon delivery of a positive feasibility study, Teck Cominco can increase its interest to 70% by arranging all the project financing required to bring a mine into production.

f) **Sale of Resource Properties**

i) During the year ended August 31, 2005 the Company sold three mining claims in the Snook Lake area which were contiguous with the Company's Separation Rapids property for cash proceeds of $12,500, which were received during the year ended August 31, 2006.

ii) During the year ended August 31, 2005 the Company received $40,000 in cash from a former joint venture partner for unfulfilled exploration expenditure obligations related to the Black Bay PGE-Cu-Ni Project. This Project had been abandoned by the Company during the year ended August 31, 2003.

g) **Resource properties written down during the years ended August 31, 2006 and 2005 consist of the following:**

| | 2006 | 2005 |
|---|---|---|
| Mussey Lake Nickel-Copper PGE Project | $ 10,574 | $ - |
| General Exploration | 5,000 | - |
| Mount Thom Cu-Au Project | - | 248,856 |
| LMT Cu-Au Project | - | 80,565 |
| | $ 15,574 | $329,421 |

h) **Other Resource Properties**

Other Resource Properties consist of a 100% interest in the East Kemptville Project located in the Yarmouth area of Nova Scotia, which was acquired by the Company via a special licence. In addition, the Company has a 100% interest in several mining claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain mining claims of the East Cedartree Gold property located near Kenora, Ontario, and a 0.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

5. **Property, Plant and Equipment**

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Cost | Accumulated Amortization | Net |
| Computers | $ 12,930 | $ 6,417 | $ 6,513 | $ 8,266 | $ 4,625 | $ 3,641 |
| Equipment | 49,846 | 17,892 | 31,954 | 14,017 | 11,875 | 2,142 |
| | $ 62,776 | $ 24,309 | $ 38,467 | $ 22,283 | $ 16,500 | $ 5,783 |

6. **Share Capital**

**a) Authorized:**

Unlimited common shares
25,000,000 preferred shares

**b) Issued and Outstanding:**

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number | Amount | Number | Amount |
| **Common Shares** | | | | |
| Balance - beginning of year | 38,153,598 | $ 19,664,035 | 30,958,248 | $ 18,876,510 |
| Issued: | | | | |
| for private placement | 3,500,000 | 1,099,000 | 3,360,000 | 348,848 |
| for resource properties | - | - | 2,800,000 | 345,000 |
| exercise of warrants | 5,624,000 | 2,072,464 | 1,035,350 | 245,684 |
| exercise of options | 325,000 | 144,989 | - | - |
| Commissions paid | - | - | - | (15,915) |
| Tax effect on issuance of flow-through shares | - | - | - | (136,092) |
| Balance - end of year | 47,602,598 | 22,980,488 | 38,153,598 | 19,664,035 |
| **Warrants** | | | | |
| Balance - beginning of year | 6,552,650 | 567,680 | 7,203,000 | 513,188 |
| Issued: | | | | |
| for private placement | 1,750,000 | 476,000 | 1,680,000 | 95,152 |
| for commissions paid | - | - | 100,000 | 3,915 |
| for resource properties | - | - | 350,000 | 12,450 |
| Exercised | (5,624,000) | (505,114) | (1,035,350) | (32,579) |
| Cancelled/Expired | (14,000) | (1,532) | (1,745,000) | (24,446) |
| Balance - end of year | 2,664,650 | 537,034 | 6,552,650 | 567,680 |
| | | $ 23,517,522 | | $ 20,231,715 |

During the year ended August 31, 2006 the Company:

i) Issued 3,500,000 non-flow-through units for proceeds of $1,575,000. Each unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.55 per share until January 21, 2008.

The estimated fair market value of the warrants totaled $476,000 and this amount has been allocated to the warrant component of the units.

ii) Issued 5,624,000 non-flow-through common shares pursuant to the exercise of an equivalent number of common share purchase warrants for cash proceeds of $1,567,350. The Company has allocated the $505,114 recorded value of these warrants to the common shares.

iii) Issued 325,000 non-flow-through common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $127,500. The Company has allocated the $17,489 recorded value of these options to the common shares.

During the year ended August 31, 2005 the Company:

i) Issued 1,360,000 flow-through units for proceeds of $204,000 (of which 190,000 units were issued to directors and officers). Each flow-through unit consists of one flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.20 per share until January 3, 2006.

In connection with this private placement, the Company paid a commission of $12,000 cash plus 100,000 non-transferable share purchase warrants, each warrant entitled the brokerage firm to purchase one common share at a price of $0.20 per share until January 3, 2006.

The estimated fair market value of the warrants totaled $30,537, of which $26,622 has been allocated to the warrant component of the units and the remaining $3,915 was for commissions paid to the brokerage firm. In addition, the Company has recorded $69,558 in future income taxes related to these shares.

ii) Issued 300,000 common shares and 100,000 non-transferable share purchase warrants to the optioner of the U6 Savant Gold Project and the Red Hill Copper-Zinc-Silver Project. The estimated fair value of the warrants was $2,700 and this amount has been deferred as resource property costs.

iii) Issued 2,500,000 common shares at a deemed price of $0.12 per share plus 250,000 share purchase warrants to Beta Minerals Inc. ("Beta") to acquire the five mining leases covering the Thor Lake rare metals deposit. Each warrant entitles Beta to purchase one common share at a price of $0.25 per share until May 2, 2007. The estimated fair value of the warrants was $9,750 and this amount has been deferred as resource property costs.

iv) Issued 2,000,000 non-flow-through units for proceeds of $240,000. Each non-flow-through unit consists of one non-flow-through common share and one-half of one non-transferable share purchase warrant, each whole warrant entitles the holder to purchase one non-flow-through common share at a price of $0.15 per share until April 15, 2007. The estimated fair market value of the warrants was $68,530 and this amount has been allocated to the warrant component of the units.

v) Issued 60,350 non-flow-through shares pursuant to the exercise of warrants for proceeds of $18,105. The Company has allocated the $1,629 recorded value of these warrants to the common shares.

vi) Issued 975,000 flow-through shares pursuant to the exercise of warrants for proceeds of $195,000. The Company has allocated the $30,950 recorded value of these warrants to the common shares. In addition, the Company has recorded $66,534 in future income taxes related to these shares.

The fair values of the warrants were estimated on the grant date using the Black-Scholes pricing model, with the following weighted average assumptions:

| | 2006 | 2005 |
|---|---|---|
| Expected dividend yield | Nil | Nil |
| Risk-free interest rate | 3.79% | 3.14% |
| Expected life | 2.0 years | 1.6 years |
| Expected volatility | 96% | 99% |

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's warrants.

The Company incurred Part XII.6 interest expense of $84 (2005 - $3,069) on the monthly unspent portions of the proceeds from its flow-through financings. This amount has been included in the interest and financing costs.

c) **Warrants**

As at August 31, 2006 the following warrants were issued and outstanding:

i) 39,650 non-flow-through warrants entitling the holder to purchase one common share at $0.30 per share, expiring February 26, 2007;

ii) 875,000 non-flow-through warrants entitling the holder to purchase one common share at $0.15 per share, expiring April 15, 2007;

iii) 1,750,000 non-flow-through warrants entitling the holder to purchase one common share at $0.55 per share, expiring January 20, 2008.

During the years ended August 31, 2006 and 2005, share purchase warrants were issued, exercised and expired/cancelled as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Warrants | Weighted Average Ex. Price | Number of Warrants | Weighted Average Ex. Price |
| Balance-beginning of year | 6,552,650 | $ 0.23 | 7,203,000 | $ 0.35 |
| Issued | 1,750,000 | 0.55 | 2,130,000 | 0.16 |
| Exercised | (5,624,000) | 0.28 | (1,035,350) | 0.21 |
| Expired/Cancelled | (14,000) | 0.30 | (1,745,000) | 0.66 |
| Balance - end of year | 2,664,650 | $ 0.41 | 6,552,650 | $ 0.23 |

d) **Stock Option Plan**

The shareholders have approved a Stock Option Plan (the "Plan") that provides for the issue of up to 6,000,000 common shares of the Company to eligible employees, directors and service providers of the Company and its affiliates.

The Plan authorizes the granting of options to purchase shares of the Company's common stock at an option price equal to or greater than the average price of the shares for the ten trading days prior to the grant. The options generally partially vest with the recipient at the time of granting, and have a maximum term of 5 years.

During the years ended August 31, 2006 and 2005, stock options were granted, exercised and expired/cancelled as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Number of Options | Weighted Average Ex. Price | Number of Options | Weighted Average Ex. Price |
| Balance-beginning of year | 2,075,000 | $ 0.31 | 2,405,000 | $ 0.39 |
| Granted | 1,425,000 | 0.62 | 75,000 | 0.25 |
| Exercised | (325,000) | 0.39 | - | - |
| Expired/Cancelled | (100,000) | 0.75 | (405,000) | 0.77 |
| Balance - end of year | 3,075,000 | $ 0.43 | 2,075,000 | $ 0.31 |

During the year ended August 31, 2006 the Company granted:

i) 225,000 fully vested stock options to employees, directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 per share until November 22, 2010. The estimated fair value of these options was $76,838 and this amount has been expensed as stock-based compensation.

ii) an aggregate of 350,000 stock options to six consultants. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.40 per share until October 3, 2007. These options vest at the rate of 25% every three months following October 3, 2005.

As at August 31, 2006, 262,500 of these options have been vested and 58,322 have been accrued. The estimated fair value of these 320,822 options totaled $226,458 and this amount has been expensed as stock based compensation

iii) 200,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.48 until December 14, 2007. These options vest at the rate of 25% every three months following December 14, 2005.

As at August 31, 2006, 100,000 of these options have been vested and 41,667 options have been accrued. The estimated fair value of these 141,667 options totaled $70,690 and this amount has been expensed as stock based compensation

iv) 200,000 fully vested stock options to directors and officers. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.69 per share until March 13, 2011. The estimated fair value of these options was $95,280 and this amount has been expensed as stock-based compensation.

v) 200,000 stock options to an officer. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.69 per share until March 13, 2011. These options vest at the rate of 50,000 per year with the first 25,000 vesting six months following March 13, 2006.

As at August 31, 2006, 22,917 options have been earned and the estimated fair value of $10,917 has been included as stock based compensation.

vi) 150,000 fully vested stock options to an officer. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.08 per share until June 21, 2011. The estimated fair value of these options was $125,730 and this amount has been expensed as stock-based compensation.

vii) 100,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.08 until June 21, 2008. These options vest at the rate of 25% every three months following June 21, 2006.

As at August 31, 2006, 19,442 of these options have been accrued. The estimated fair value of $6,719 for the accrued options have been expensed as stock-based compensation.

The fair value of these stock options to employees, directors and officers was estimated at the grant date and the options to consultants were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

| | 2006 | 2005 |
|---|---|---|
| Expected dividend yield | Nil | Nil |
| Risk-free interest rate | 4.07% | 3.57% |
| Expected life | 3.5 years | 5.0 years |
| Expected volatility | 86% | 86% |

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

As at August 31, 2006 the following options were outstanding:

| | Number of Options | | Weighted Average |
|---|---|---|---|
| Option Price | Unvested | Vested | Remaining Contractual Life |
| $ 1.08 | 100,000 | 150,000 | 2.3 years |
| $ 0.69 | 200,000 | 200,000 | 4.5 years |
| $ 0.48 | 100,000 | 325,000 | 2.9 years |
| $ 0.40 | 87,500 | 262,500 | 1.1 years |
| $ 0.38 | - | 300,000 | 0.1 years |
| $ 0.27 | - | 300,000 | 0.5 years |
| $ 0.25 | - | 602,500 | 2.5 years |
| $ 0.20 | - | 447,500 | 1.6 years |
| | 487,500 | 2,587,500 | |

## 7. Contributed Surplus

Contributed surplus consist of the following components:

| | 2006 | 2005 |
|---|---|---|
| **Stock Options** | | |
| Balance - beginning of year | $ 120,368 | $ 108,798 |
| Granted to employees, directors and officers (note 6d) | 308,765 | 13,050 |
| Granted to consultants (note 6d) | 303,867 | - |
| Cancelled/Expired | - | (1,480) |
| Exercised | (17,488) | - |
| Balance - end of year | 715,512 | 120,368 |
| **Expired Warrants and Options** | | |
| Balance - beginning of year | 25,926 | - |
| Expired warrants | 1,532 | 24,446 |
| Expired options | - | 1,480 |
| Balance - end of year | 27,458 | 25,926 |
| | $ 742,970 | $ 146,294 |

## 8. Related Party Transactions

a) During the year ended August 31, 2006 the Company incurred consulting fees of $57,500 (2005 - $79,900) with an officer and director, of which $57,500 (2005 - $42,100) were deferred as resource property costs. As at August 31, 2006 accounts payable included $6,189 (2005 - $28,557) payable to this officer and director.

b) During the year ended August 31, 2006 the Company incurred accounting and consulting fees of $39,820 (2005 - $62,898) with an accounting firm in which an officer is a partner. As at August 31, 2006 accounts payable included $20,141 (2005 - $31,460) payable to this accounting firm.

c) During the year ended August 31, 2006 the Company incurred legal fees of $Nil (2005 - $1,000 ) with a former officer of the Company.

d) As at August 31, 2006 accounts payable included $5,000 (2005 - $24,000) in directors' fees payable to the Company's directors.

Additional related party transactions are described separately in note 6(b).

## 9. Income Taxes

### a) Future Income Tax Assets

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at August 31, 2006 and 2005 are as follows:

| | 2006 | 2005 |
|---|---|---|
| Difference in resource properties | $ 1,876,371 | $ 1,807,239 |
| Difference in long term investments | 67,059 | 70,401 |
| Difference in property, plant and equipment | 17,062 | 15,248 |
| Non-capital loss carry forwards | 73,882 | 26,785 |
| Capital loss carry forwards | 280,463 | 311,703 |
| | 2,314,837 | 2,231,376 |
| Less: valuation allowance | (2,314,837) | (2,231,376) |
| Net future income tax assets | $ - | $ - |

A valuation allowance has been applied against all of the above future income tax assets.

### b) Non-Capital Losses

The Company has non-capital losses carried forward of approximately $227,000 (2005 - $78,000) available to reduce future years' taxable income. These losses will expire as follows:

| | |
|---|---|
| 2009 | $ 15,000 |
| 2010 | 19,000 |
| 2014 | 40,000 |
| 2015 | 4,000 |
| 2026 | 149,000 |

### c) Capital Losses

The Company has capital losses carried forward of approximately $1,800,000 (2005 - $1,800,000) available to reduce future years' capital gains.

### d) Canadian Exploration and Development Expenses

The Company has cumulative Canadian development expenses of $3,081,935 (2005 - $2,967,000) and cumulative Canadian exploration expenses of $7,457,000 (2005 - $6,149,000) available to reduce future years' taxable income.

## 10. Financial Instruments

**Fair Values**

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items.

**Credit Risk**

The Company monitors the financial condition of its venture partners and counter parties to contracts. The Company does not have a significant exposure to any individual third party. Credit risk on amounts receivable is limited to the outstanding balance of such amounts.

## 11. Commitment

The Company has a standby letter of credit of $76,580 for its closure plan at Separation Rapids related to the Company's advanced exploration permit.

## 12. Subsequent Events

Subsequent to the year ended August 31, 2006 the Company:

a) issued 914,650 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $343,145.

b) issued 300,000 common shares pursuant to the exercise of an equivalent number of stock options by an officer of the Company for cash proceeds of $114,000.

c) granted 100,000 stock options to a consultant. Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.80 per share until October 17, 2008. These options will vest at the rate of 25% every three months following October 17, 2006.

d) granted 300,000 fully vested stock options to an officer of the Company Each option entitles the holder to purchase one share of the Company's common stock at a price of $0.80 per share until October 17, 2011.

e) 200,000 of the Company's unvested stock options with an exercise price of $0.69 were cancelled.

f) was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within 4 claims totaling approximately 880 acres in the East Kemptville area of Yarmouth, Nova Scotia. In order to keep the licence in good standing, the Company must incur $2,250,000 in exploration expenditures by July 31, 2009.



# MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements and other financial information for this annual report were prepared by the management of Avalon Ventures Ltd., reviewed by the Audit Committee of the Board of Directors, and approved by the Board of Directors.

Management is responsible for the preparation of the financial statements and believes that they fairly represent the Company's financial position and the results of operations in accordance with Canadian generally accepted accounting principles. Management has included amounts in the Company's financial statements based on estimates, judgements, and policies that it believes reasonable in the circumstances.

To discharge its responsibilities for financial reporting and for the safeguarding of assets, management believes that it has established appropriate systems of internal accounting control which provide reasonable assurance that the assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately in the Company's books and records.

Bolton & Bolton, Chartered Accountants were appointed as auditors by the shareholders of the Company.

PRESIDENT AND CEO

CFO AND VICE PRESIDENT FINANCE

TORONTO, ONTARIO
NOVEMBER 17, 2006


THOR LAKE
Rare Metals
RED HILL
Copper-Zinc
SEPARATION RAPIDS
Rare Metals
LILYPAD LAKES
Rare Metals
WARREN TOWNSHIP
Anorthosite
U6 SAVANT
Gold
EAST KEMPTVILLE
Rare Metals


31
Ga
37
Rb
Gd
Cs
Cesium
Ce
Cesium
Europium

**HEAD OFFICE**

111 Richmond Street West
Suite 1005
Toronto, ON. M5H 2G4
Tel: (416) 364-4938
Fax: (416) 364-5162
admin@avalonventures.com

**DIRECTORS**

Donald Bubar
F. Dale Corman
Alan Ferry
Brian D. MacEachen
Joseph G. Monteith
Lawrence Page

**OFFICERS**

Donald Bubar, P.Geo.
*President & CEO*

R.J. (Jim) Andersen, CA, CPA
*Vice President, Finance & CFO*

Lawrence Page, QC
*Chairman*

**TECHNICAL CONSULTANTS**

Paul Schmidt, P.Eng.
*Project Manager*

Les Heymann, P.Eng.
*Metallurgist*

Don Hains, P.Geo.
*Minerals Marketing*

David L. Trueman, P. Geo.
*Rare Metals Geologist*

Anthony Mariano, Ph.D
*Mineralogist*

**REGISTRAR AND TRANSFER AGENT**

Computershare Trust
Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

**SOLICITORS**

Lexas Law Group
1185 W. Georgia Street
Suite 1550
Vancouver, B.C. V6E 4E6

**AUDITORS**

Bolton & Bolton, Chartered
Accountants
25 Oakcrest Avenue
Unionville, ON L3R 2B9

**INVESTOR RELATIONS**

Agora Investor Relations
Toronto, Ontario.
www.agoracom.com
AVL@agoracom.com

**EXCHANGE LISTING**

TSX Venture Exchange (Tier 1)
Symbol: AVL

***ANNUAL GENERAL MEETING***

*The Vancouver Club*
*915 W. Hastings Street*
*Vancouver, British Columbia*
*January 23, 2007*
*2:00 PM*

*Toronto Presentation*
*The Toronto Board of Trade*
*1 First Canadian Place*
*Toronto, Ontario*
*January 25, 2007*
*4:30 PM*







www.avalonventures.com


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